

April 13, 2012

<u>Via-E-mail</u>
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
PO Box 8811
Little Rock, AR 72231-8811

  Re: **Bank of the Ozarks, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 29, 2012
    File No. 333-27641

Dear McKinney:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ David Irving

           David Irving
           Staff Accountant